

Mail Stop 4631

August 10, 2009

Mr. Jerald R. Hoeft
Chief Financial Officer
Mobile Area Networks, Inc.
2772 Depot Street
Sanford, Florida 32773

> **Re: Mobile Area Networks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 333-18439**

Dear Mr. Hoeft:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 9A. Controls and Procedures, page 5

1.   Please amend your Form 10-K to disclose your assessment of disclosure controls and procedures as of December 31, 2008.

2.   We note that your assessment contained in the second and fourth paragraphs of "Management's Annual Report on Internal Control over Financial Reporting" appear to contradict each other. Please revise to clearly state whether your

internal control over financial reporting was effective or not as of December 31, 2008 and the criteria you used to make the assessment.

Exhibit 31

3.   Please revise your Section 302 certifications to conform the wording exactly to the guidance of Item 601(31) of Regulation S-K. In this regard, please replace "smaller reporting company" with "registrant".

FORMS 10-Q FOR THE PERIODS ENDED MARCH 31, 2009 AND JUNE 30, 2009

Item 4. Controls and Procedures, page 6

4.   We note your conclusion that as of March 31, 2009 and June 30, 2009 your disclosure controls and procedures were "effective in ensuring that all material information required to be included in this Quarterly Report on Form 10-Q was made and known to them in a timely fashion." Please amend your Forms 10-Q to either include the complete definition of disclosure controls and procedures according to Item 307 of Regulation S-K, or state that the disclosure controls and procedures were "effective" or "ineffective", whichever the case may be, without defining them consistent with your presentation in the 10-K.

Exhibit 31

5.   Please amend your Forms 10-Q to provide *separate* Section 302 certifications for each of your officers. Please note that each of your officers is required to sign an individual 302 certification in their own personal capacity. Please ensure that the revised certifications include the appropriate wording as proscribed by Item 601(31) of Regulation S-K, and that the officers' titles are deleted from the first line.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief